The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED APRIL 28, 2003

FILED PURSUANT TO

RULE 424 (B) (3)

REGISTRATION NO: 333-87566

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus Dated September 6, 2002)

1,860,081 Shares

Hibbett Sporting Goods, Inc.

Common Stock

All of the shares of our common stock are being sold by the selling stockholders, SK Equity Fund, L.P. and SK Investment Fund, L.P. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. After this offering, the selling stockholders will not own any shares of our common stock, assuming the underwriters exercise their option described below.

Our common stock is quoted on the Nasdaq National Market under the symbol “HIBB.” The last reported sale price of our common stock on the Nasdaq National Market on April 25, 2003 was $28.15 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page S-3 of this prospectus supplement.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to selling stockholders	$	$

The underwriters may also purchase up to an additional 100,000 shares of common stock from the selling stockholders at the public offering price less the underwriting discount.

The underwriters expect to deliver the shares to the public on or about             , 2003.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

SunTrust Robinson Humphrey    CIBC World Markets

The date of this prospectus supplement is             , 2003.

Prospectus Supplement

S-i

NOTICE REGARDING ARTHUR ANDERSEN LLP

Section 11(a) of the Securities Act provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of the acquisition the person knew of the untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement or as having prepared or certified any report or valuation which is used in connection with the registration statement with respect to the statement in such registration statement, report or valuation which purports to have been prepared or certified by the accountant. Arthur Andersen LLP was our principal independent accountant until their dismissal on May 9, 2002. Prior to the date of this prospectus supplement, the Arthur Andersen partners who reviewed our most recent audited financial statements resigned from Arthur Andersen. As a result, after reasonable efforts, we have been unable to obtain Arthur Andersen’s written consent to the inclusion in this registration statement of its audit report originally issued on March 13, 2002 with respect to our financial statements. Under these circumstances, Rule 437a under the Securities Act permits us to file this registration statement without the written consent of Arthur Andersen. Accordingly, Arthur Andersen may not be liable to you under Section 11(a) of the Securities Act because it has not provided its consent to being named as an expert in the registration statement.

S-ii

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

HIBBETT SPORTING GOODS, INC.

We are a rapidly growing operator of athletic sporting goods stores and we believe that we are the largest sporting goods retailer focused on small to mid-sized markets. Our stores offer a full line of quality athletic equipment, footwear and apparel at competitive prices with a high level of customer service. We believe that our stores are among the primary retail distribution avenues for brand name vendors that seek to penetrate our target markets.

As of February 1, 2003, we operated 371 stores in 20 contiguous states in the Southeast, mid-Atlantic, and lower Midwest. Our Hibbett Sports stores average approximately 5,000 square feet and are located in strip shopping centers which are generally the center of commerce within the area and which are generally anchored by a Wal-Mart store, or in enclosed malls. Although competitors in some markets may carry limited assortments of similar product lines and national brands, we believe that we compete effectively due to our extensive selection of traditional team and individual sports merchandise and our high level of customer service. In addition to our 351 Hibbett Sports stores, we operated 16 Sports Additions athletic shoe stores and four Sports & Co. superstores as of February 1, 2003.

From the beginning of fiscal year 1997 through the fiscal year ended February 1, 2003, we have expanded from 67 stores to 371 stores. We plan to open approximately 60 new Hibbett Sports stores, net of store closings, in fiscal year 2004 and plan to open approximately eight new Hibbett Sports stores and close three Hibbett Sports stores in the first quarter of fiscal year 2004. From fiscal year 1997 through fiscal year 2003, net sales and diluted earnings per share, excluding extraordinary items, have grown at compound annual growth rates of 21.6% and 22.9%, respectively. We have demonstrated positive comparable-store-sales increases every fiscal year since fiscal year 1997 and reported a comparable store sales increase of 3.9% for the fiscal year ended February 1, 2003, as compared to the same period in the prior fiscal year.

Business Strategy

Build on our Leading Position in Small to Mid-Sized Markets.    We target markets with county populations that range from 30,000 to 100,000. By targeting these smaller markets, we believe that we achieve significant strategic advantages, including numerous expansion opportunities, comparatively low operating costs and a more limited competitive environment than generally faced in larger markets. We also believe that our presence serves an important need for our customers, vendors and landlords in these markets, where we are often the only full-line, full-service athletic sporting goods retailer.

Carry a Full-Line of Athletic Merchandise.    We carry a full-line of athletic equipment, footwear and apparel. By providing a wide selection of national and specialty brands at mid to high price points and technically advanced products that are often only available at specialty retailers, we believe that we compare favorably with local competitors and mass merchandisers that have a more limited brand selection. We tailor our merchandise offering to local market tastes on a store by store basis, and we sell a variety of team merchandise and equipment that is designed to meet the needs of customers in our targeted markets.

Leverage Our Increasing Scale.    We believe that through our ongoing store growth and increased purchases we continue to grow in importance to our vendors. We believe our vendors utilize our stores as their primary distribution avenue to reach less accessible customers in small and mid-sized markets. We believe that our growing sales base enhances our ability to obtain more favorable terms and greater allocations of highly sought after products. Since May 2001 we have been receiving direct shipments of products in containers to our distribution center from our largest vendor, which allows us to obtain new merchandise for our stores more quickly and at a lower shipping cost.

Maintain a Low Cost Operating Strategy.    Our strategy is to cluster stores in existing contiguous markets within a two-hour driving distance of one another, thus enabling us to achieve significant cost benefits, including reduced distribution costs and increased economies of scale from marketing activities. We also benefit from the lower labor and occupancy costs generally associated with small to mid-sized markets. We believe our operating income margins, which were 8.4% in fiscal year 2003, are among the highest of public reporting sporting goods retailers that offer a full line of athletic equipment, footwear and apparel.

Continuous Investment In Our Infrastructure.    We seek to continually improve our infrastructure and management information systems. In fiscal 2000, we expanded our distribution center in Birmingham, Alabama by approximately 90,000 square feet to a total of 220,000 square feet, giving us the capacity to service up to 650 stores. We have also made investments in increased automation and expanded cross docking capabilities at this center. In the summer of 2001, we completed installing a new point-of-sale system from Data Vantage at our stores, which gives us enhanced daily information for our merchandising and planning systems. In addition, in January of 2002 we implemented a new warehouse management system from Manhattan Associates which has allowed us to maintain tighter controls over inventory and operating costs.

Strong Focus on Employees.    We strive to hire and maintain an enthusiastic sales force with an avid interest in sports. Our extensive training program focuses on product knowledge and selling skills and is conducted through the use of in-store clinics, videos, self-study courses, and interactive group discussions. Our executive management team has extensive experience both with us and in the industry, with the 18 most senior executives having an average of over 10 years tenure with us and an average of over 20 years in the industry.

On February 19, 2002 we effected a 3-for-2 stock split of our shares of common stock in the form of a 50% stock dividend to stockholders of record on February 1, 2002. All share data included in this prospectus supplement and the accompanying prospectus has been revised to reflect the effect of such stock split retroactively for all periods presented.

We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 451 Industrial Lane, Birmingham, Alabama 35211 and our telephone number is (205) 942-4292.

RISK FACTORS

You should carefully consider the following risks, as well as the other information contained in this prospectus supplement and the accompanying prospectus, before investing in shares of our common stock. If any of the following risks actually occur, our business could be harmed. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment. You should refer to the other information set forth in this prospectus supplement and the accompanying prospectus and our consolidated financial statements and the related notes incorporated herein by reference.

We may be unable to achieve our expansion plans for future growth.

We have grown rapidly primarily through opening new stores, growing from 67 stores at the beginning of fiscal year 1997 to 371 stores at February 1, 2003. We plan to open approximately 60 new Hibbett Sports stores, net of store closings, in fiscal year 2004 and plan to open approximately eight new Hibbett Sports stores and close three Hibbett Sports stores in the first quarter of fiscal year 2004. Our continued growth will depend, in large part, upon our ability to open new stores in a timely manner and to operate them profitably. Additionally, successful expansion is subject to various contingencies, many of which are beyond our control. These contingencies include, among others:

•	our ability to identify and secure suitable store sites on a timely basis;

•	our ability to negotiate advantageous lease terms;

•	our ability to complete any necessary construction or refurbishment of these sites; and

•	the successful integration of new stores into existing operations.

As our business grows, we will need to attract and retain additional qualified personnel in a timely manner and develop, train and manage an increasing number of management level sales and other employees. We cannot assure you that we will be able to attract and retain personnel as needed in the future. If we are not able to hire capable store managers and other store-level personnel, we will not be able to open new stores as planned and our revenue growth and operating results will suffer.

We cannot give any assurances that we will be able to continue our expansion plans successfully; that we will be able to achieve results similar to those achieved with prior locations; or that we will be able to continue to manage our growth effectively. Our failure to achieve our expansion plans could materially adversely affect our business, financial condition and results of operations. In addition, our operating margins may be impacted in periods in which incremental expenses are incurred as a result of new store openings.

A downturn in the economy may affect consumer purchases of discretionary items, which could reduce our sales.

In general, our sales represent discretionary spending by our customers. Discretionary spending is affected by many factors, including, among others, general business conditions, interest rates, the availability of consumer credit, taxation and consumer confidence in future economic conditions. Our customers’ purchases of discretionary items, including our products, could decline during periods when disposable income is lower or periods of actual or perceived unfavorable economic conditions. If this occurs, our revenues and profitably will decline. In addition, our sales could be adversely affected by a downturn in the economic conditions in the markets in which we operate.

Our inability to identify, and anticipate changes in, consumer demands and preferences and our inability to respond to such consumer demands in a timely manner could reduce our sales.

Our products appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to rapid change. Our success depends on our ability to identify product trends as well as to anticipate and respond to changing merchandise trends and consumer demand in a timely manner. We cannot assure you that we will be able to continue to offer assortments of products that appeal to our customers or that we will satisfy changing consumer demands in the future. Accordingly, if:

•	we are unable to identify and respond to emerging trends;

•	we miscalculate either the market for the merchandise in our stores or our customers’ purchasing habits; or

•	consumer demand dramatically shifts away from athletic footwear and apparel our business, financial condition, and results of operations could be materially adversely affected. In addition, we may be faced with significant excess inventory of some products and missed opportunities for other products, which would decrease our profitability.

If we lose any of our key vendors or any of our key vendors fail to supply us with merchandise, we may not be able to meet the demand of our customers and our sales could decline.

Our business is dependent to a significant degree upon close relationships with vendors and our ability to purchase brand name merchandise at competitive prices. For the fiscal year ended February 1, 2003, Nike, our largest vendor, represented approximately 36.0% of our purchases, New Balance represented approximately 11.1% of our purchases and Reebok represented approximately 9.1% of our purchases. The loss of key vendor support could have a material adverse effect on our business, financial condition and results of operations. We cannot guarantee that we will be able to acquire such merchandise at competitive prices or on competitive terms in the future. In this regard, certain merchandise that is in high demand may be allocated by vendors based upon the vendors’ internal criteria which are beyond our control.

In addition, we believe many of our vendors source their products from China and other foreign countries. A vendor could discontinue selling to us products manufactured in foreign countries at any time for reasons that may or may not be in our control, including foreign government regulations, political unrest, war, disruption or delays in shipments, changes in local economic conditions and trade issues. Our sales and profitability could decline if we are unable to promptly replace a vendor who is unwilling or unable to satisfy our requirements with a vendor providing equally appealing products.

Pressure from our competitors may force us to reduce our prices or increase our spending, which would lower our revenue and profitability.

The business in which we are engaged is highly competitive. The marketplace for sporting goods remains highly fragmented as many different retailers compete for market share by utilizing a variety of store formats and merchandising strategies. Hibbett Sports stores compete with national chains that focus on athletic footwear, local sporting goods stores, department and discount stores, traditional shoe stores and mass merchandisers. Many of our competitors have greater financial resources than we do. In addition, many of our competitors employ price discounting policies that, if intensified, may make it difficult for us to reach our sales goals without reducing our prices. As a result of this competition, we may also need to spend more on advertising and promotion than we anticipate. We cannot guarantee that we will continue to be able to compete successfully against existing or future competitors. Expansion into markets served by our competitors, entry of new competitors or expansion of existing competitors into our markets could be detrimental to our business, financial condition and results of operations.

Our operating results are subject to seasonal and quarterly fluctuations, which could cause the market price of our common stock to decline.

We have historically experienced and expect to continue to experience seasonal fluctuations in our net sales, operating income and net income. Our net sales, operating income and net income are typically higher in the fourth quarter due to sales increases during the Christmas season. An economic downturn during this period could adversely affect us to a greater extent than if such downturn occurred at other times of the year.

Our operating results may fluctuate as we open new stores.

We plan to open approximately 60 new Hibbett Sports stores, net of store closings, in fiscal year 2004 and plan to open approximately eight new Hibbett Sports stores and close three Hibbett Sports stores in the first quarter of fiscal year 2004. We have identified approximately 400 potential markets for future Hibbett Sports stores within the states in which we operate and in certain contiguous states. Our results of operations may vary significantly as a result of the timing of new store openings, the amount and timing of net sales contributed by new stores, the level of pre-operating expenses associated with new stores, and the relative proportion of new stores to mature stores. Any significant variation in our results of operations could adversely affect our stock price.

We would be materially and adversely affected if our single distribution center were shut down.

We operate a single centralized distribution center in Birmingham, Alabama. We receive and ship substantially all of our merchandise at our distribution center. Any natural disaster or other serious disruption to this facility due to fire, tornado or any other cause would damage a portion of our inventory and could impair both our ability to adequately stock our stores and our sales and profitability. In addition, we could incur significantly higher costs and longer lead times associated with distributing our products to our stores during the time it takes for us to reopen or replace the center.

We depend on key personnel, and if we lose the services of any of our principal executive officers, including Michael J. Newsome, our Chief Executive Officer, we may not be able to run our business effectively and our operating results could suffer.

We have benefited from the leadership and performance of our senior management, especially Michael J. Newsome, our Chief Executive Officer. Mr. Newsome has been instrumental in directing our business strategy within the small to mid-sized markets in the Southeast, mid-Atlantic and lower Midwest and maintaining long term relationships with our key vendors. Our overall success and the success of our expansion strategy will depend on our ability to retain our current management, including Mr. Newsome, and our ability to attract and retain qualified personnel in the future. As we continue to grow, we will continue to hire, appoint or otherwise change senior managers and other key executives. We do not maintain key man life insurance on any of our personnel nor do we have any employment or non-competition agreements with any of our executive officers. The loss of services of Mr. Newsome for any reason could have a material adverse effect on our business, financial condition and results of operations. In addition, the loss of certain of our other principal executive officers could affect our ability to run our business effectively and our ability to successfully expand our operations.

Provisions in our charter documents and Delaware law might deter acquisition bids for us.

Certain provisions of our certificate of incorporation and bylaws may be deemed to have anti-takeover effects and may discourage, delay or prevent a takeover attempt that a stockholder might consider in its best interest. These provisions, among other things:

•	classify our board of directors into three classes, each of which serves for different three year periods;

•	provide that a director may be removed by stockholders only for cause by a vote of the holders of not less than two-thirds of our shares entitled to vote;

•	provide that all vacancies on our board of directors, including any vacancies resulting from an increase in the number of directors, may be filled by a majority of the remaining directors, even if the number is less than a quorum;

•	provide that special meetings of the stockholders may only be called by the chairman of the board of directors, a majority of the board of directors or upon the demand of the holders of a majority of the shares entitled to vote at any such special meeting; and

•	require a vote of the holders of not less than two-thirds of the shares entitled to vote in order to amend the foregoing provisions and certain other provisions of our certificate of incorporation and bylaws.

In addition, our board of directors, without further action of the stockholders, is permitted to issue and fix the terms of preferred stock which may have rights senior to those of common stock. We are also subject to the Delaware business combination statute, which may render a change in control of us more difficult.

Shares eligible for sale could adversely affect our stock price.

We cannot predict the effect, if any, that future sales of common stock, or the availability of shares for future sales, will have on the market price of the common stock prevailing from time to time. As of April 22, 2003, we had 10,170,687 shares of our common stock outstanding. There are 113,992 shares held by our senior management that may be sold pursuant to Rule 144 of the Securities Act, subject to the limitations set forth thereunder. In addition, we have granted 582,930 options to purchase our common stock pursuant to our stock option plans and we have reserved an additional 317,374 shares of common stock for issuance upon the exercise of additional options that may be granted pursuant to our stock option plans. Sales of substantial amounts of our common stock, including the sale of the shares being offered by this prospectus supplement, or the perception that such sales could occur, might adversely affect the value of our common stock. These factors could also make it more difficult for us to raise funds through future offerings of our common stock.

Our common stock is held by a limited number of record holders, which may limit your ability to resell our common stock.

As of April 7, 2003, there were 35 record holders of our common stock. Due to the small number of record holders, the trading volume of our common stock may fluctuate. If the number of record holders of our common stock decreases or if the trading volume of our common stock is not large enough, an active trading market for our common stock may be limited or may not exist at all. If our trading market is limited or no active trading market exists, you may not be able to resell your common stock at its fair market value or at all. In addition, any decrease in the number of record holders or trading volume of our common stock may cause the price of our common stock to decline.

Our prior engagement of Arthur Andersen as our independent auditors during fiscal year 2001 may adversely affect our ability to access the capital markets and make timely filings with the Securities and Exchange Commission in the future.

On March 14, 2002, Arthur Andersen LLP, our former independent public auditors, was indicted on federal obstruction of justice charges arising from the federal government’s investigation of Enron Corp. On June 15, 2002, Arthur Andersen was found guilty of these charges. Although we dismissed Arthur Andersen as our independent public auditors and engaged KPMG LLP during May 2002, our consolidated financial statements for the fiscal year ended February 3, 2001 were audited by Arthur Andersen and are incorporated by reference into this prospectus supplement. The Securities and Exchange Commission has said that it will continue accepting financial statements audited by Arthur Andersen as long as a reasonable effort is made to have Arthur Andersen reissue its reports and to obtain a manually signed accountant’s report from Arthur Andersen. Arthur Andersen notified us that it is no longer able to reissue its reports because both of the partners who were assigned to our account have resigned from the firm. Our access to the capital markets and our ability to make timely filings with the SEC could be impaired if the SEC ceases accepting financial statements from a prior period audited by Arthur Andersen for which Arthur Andersen will not reissue an audit report. In that case, we would not be able to access the public capital markets unless another independent accounting firm is able to audit the financial statements originally audited by Arthur Andersen. Any delay or inability to access the public capital markets caused by these circumstances could have a material adverse effect on us.

You may not be able to seek remedies or recover against Arthur Andersen under the federal securities laws.

In reliance on Rule 437a under the Securities Act, we have not filed a written consent of Arthur Andersen with respect to the inclusion in this prospectus supplement of its reports regarding the audited financial statements for the fiscal year ended February 3, 2001. Because Arthur Andersen has not provided a written consent to the inclusion of its reports in this prospectus supplement, you may not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein.

Arthur Andersen may not be able to pay damages even if you have a basis for asserting a remedy against or seeking recovery from Arthur Andersen.

Arthur Andersen announced that as of August 31, 2002, it had voluntarily relinquished, or consented to the revocation of, its firm permits in all states where it was licensed to practice public accountancy with state regulators. Relief in connection with claims that may be available against auditors generally under the federal securities laws may not be available as a practical matter against Arthur Andersen in particular, depending on the extent of its financial impairment.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others:

•	our ability to execute our expansion plans;

•	a shift in the demand for our merchandise;

•	our ability to obtain brand name merchandise at competitive prices;

•	the effect of regional or national economic conditions;

•	the effect of competitive pressures from other retailers;

•	the ability to attract and retain qualified personnel; and

•	other factors referenced in this prospectus supplement and the accompanying prospectus, including those set forth under the caption “Risk Factors” on page S-3 of this prospectus supplement.

In addition, these forward-looking statements necessarily depend upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included in this prospectus supplement and the accompanying prospectus do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “anticipates,” “intends,” or the negative of any of these terms, or comparable terminology, or by discussions of strategy or intentions. Given these uncertainties, we caution investors not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any of these factors or to publicly announce the results of any revisions to any of the forward-looking statements contained in this prospectus supplement and the accompanying prospectus to reflect future events or developments.

SELECTED SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

We derived the selected summary consolidated financial and operating data as of and for the fiscal years ended February 3, 2001, February 2, 2002 and February 1, 2003 from our audited financial statements and the notes to those statements, which have been incorporated in this prospectus supplement by reference. We derived the selected summary consolidated financial and operating data as of and for the fiscal years ended January 30, 1999 and January 29, 2000 from our audited financial statements and the notes to those statements. You should read the following table in conjunction with our consolidated financial statements and the related notes incorporated herein by reference.

	Fiscal Year Ended
	January 30, 1999	January 29, 2000	February 3, 2001	February 2, 2002	February 1, 2003
	(52 weeks)	(52 weeks)	(53 weeks)	(52 weeks)	(52 weeks)
	(In thousands, except share, per share and selected operating data)
Statement Of Operations Data:
Net sales	$143,350	$174,312	$209,626	$241,130	$279,187
Gross profit	42,941	52,350	63,826	73,728	85,804
Operating income	11,165	14,446	18,235	18,964	23,409
Interest expense (income), net	141	422	830	625	214
Income before provision for income taxes	11,024	14,024	17,405	18,339	23,195
Net income	$6,790	$8,660	$10,812	$11,553	$14,729
Earnings per common share(1):
Basic:	$0.71	$0.90	$1.11	$1.17	$1.47
Diluted:	$0.69	$0.88	$1.09	$1.15	$1.44
Weighted average shares outstanding(1):
Basic:	9,605,883	9,641,618	9,699,419	9,875,182	10,035,346
Diluted:	9,835,910	9,794,971	9,939,577	10,079,040	10,238,008

Selected Operating Data:
Number of new Hibbett Sports stores opened during period	51	51	58	53	45
Number of Hibbett Sports stores closed during period(2)	2	1	3	5	3
Number of Hibbett Sports stores open at end of period(3)	156	206	261	309	351
Comparable store sales increase(4)	2.7%	2.8%	2.0%	2.7%	3.9%
Operating profit margin	7.8%	8.3%	8.7%	7.9%	8.4%

Balance Sheet Data:
Working capital	$29,127	$37,831	$51,684	$56,334	$70,961
Total assets	68,552	83,278	101,252	115,315	129,580
Total debt	—	4,391	9,748	3,903	—
Stockholders’ investment	45,260	54,201	66,665	80,063	97,350

(1)	All share and per share data reflects the 3-for-2 stock split effective February 2002.
(2)	During fiscal year 1999 we temporarily closed one store, which we reopened in the first quarter of fiscal year 2000.
(3)	Does not include Sports & Co. superstores and Sports Additions athletic shoe stores.
(4)	Comparable store net sales data for a period reflects stores open throughout that period and the corresponding period of the prior fiscal year. For the periods indicated, comparable store net sales include only Hibbett Sports and Sports Additions athletic shoe stores.

SELLING STOCKHOLDERS

As of April 22, 2003, approximately 19.3% of our common stock was owned by SK Equity Fund, L.P. and SK Investment Fund, L.P (together, the “Funds”). The Funds made their original investment in us in 1995. The Funds are selling all of the remaining shares of our common stock that they beneficially own to realize the remaining value of their original investment after holding such shares for a long period of time. After this offering, the Funds will not beneficially own any shares of our common stock, assuming the underwriters exercise their option to purchase an additional 100,000 shares of common stock.

The following table sets forth certain information concerning the shares of our common stock held and to be offered under this prospectus supplement by each of the Funds (assuming the underwriters exercise their options to purchase an additional 100,000 shares of common stock from the selling stockholders).

	Beneficial Ownership Prior to Offering		Beneficial Ownership After Offering
Name	Shares	Percent	Shares	Percent
SK Equity Fund, L.P.	1,938,871	19.1%	0	0%
SK Investment Fund, L.P.	21,210	0.2%	0	0%
Total:	1,960,081	19.3%	0	0%

SKM Partners, L.P. is the general partner of each of the Funds. Saunders Karp & Megrue Partners, L.L.C., is the general partner of SKM Partners, L.P.

John F. Megrue, chairman of our board of directors since 1995, and Thomas A. Saunders, III, and F. Barron Fletcher, III, members of our boards of directors since 1995, are members of Saunders, Karp & Megrue, L.L.C.

On November 1, 1995, we entered into an advisory agreement with Saunders Karp & Megrue, L.P. (which has been reorganized as Saunders, Karp & Megrue, L.L.C. (“SKM”)). Messrs. Megrue and Saunders are members of SKM and Mr. Fletcher is a member of SKM Growth Investors, L.L.C., an affiliated entity of SKM. Pursuant to the advisory agreement SKM has agreed to provide certain financial advisory services to us. In consideration for these services, SKM is entitled to receive an annual fee of $200,000, payable quarterly in advance. We also have agreed to indemnify SKM for certain losses arising out of the provision of advisory services and to reimburse certain of SKM’s out-of-pocket expenses. We and SKM have agreed that the advisory agreement will terminate when the Funds sell all of the shares of common stock that they beneficially own.

UNDERWRITING

The underwriters named below, for whom SunTrust Capital Markets, Inc. and CIBC World Markets Corp. are acting as representatives, have agreed with us and the selling stockholders, subject to the terms and conditions set forth in the underwriting agreement, to purchase from the selling stockholders the respective number of shares of common stock set forth opposite their names below:

Underwriters	Number of Shares
SunTrust Capital Markets, Inc.
CIBC World Markets Corp.

Total:	1,860,081

The underwriters are committed to purchase and pay for all such shares if any are purchased.

The selling stockholders have granted the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to an additional 100,000 shares of common stock at the public offering price less the underwriting discounts and commissions. The underwriters may exercise such option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise such option, each underwriter will become obligated to purchase a number of additional shares of common stock proportionate to such underwriter’s initial purchase commitment.

The underwriters have advised us that they propose to offer the shares of common stock to the public at the offering price set forth on the cover page of this prospectus supplement. After the completion of this offering, the public offering price may be reduced by the underwriters. No such reduction shall change the amount of proceeds to be received by the selling stockholders as set forth on the cover page of this prospectus supplement.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to selling stockholders	$	$

The expenses of this offering, not including the underwriting discounts and commissions, are estimated to be approximately $             and are payable by the selling stockholders.

Indemnity.    We and the selling stockholders have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect thereof.

The selling stockholders, in the event the underwriters do not exercise their over-allotment option, and Mickey J. Newsome, our Chief Executive Officer and a director, have agreed to enter into lock-up agreements with SunTrust Capital Markets, Inc., whereby such stockholders will not, without the prior written consent of SunTrust Capital Markets, Inc., offer, sell or otherwise dispose of any shares of our common stock for a period of 60 days after the date of the underwriting agreement, subject to certain exceptions.

The underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

Stock Market Listing.    Our common stock is traded on the Nasdaq National Market under the symbol “HIBB.”

Stabilization.    The underwriters have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market.

•	A “stabilizing bid” is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock.

•	A “syndicate covering transaction” is the bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering.

•	A “penalty bid” is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to the underwriters in connection with the offering if the common stock originally sold by the underwriters is purchased by the underwriters’ representative in a syndicate covering transaction and therefore has not been effectively placed by the underwriters.

The underwriters have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making.    In connection with the offering, the underwriters may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker must either promptly lower its bid or otherwise comply with Rule 103(b)(3) of Regulation M.

The shares of our common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by the underwriters, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, commercial banking, financial advisory services or other commercial dealings with us in the ordinary course of business. The underwriters have received customary fees and commissions for these transactions. In particular, an affiliate of SunTrust Capital Markets, Inc. is the transfer agent and registrar for our common stock.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York. From time to time Latham & Watkins LLP renders certain legal services to the Funds. Smith, Gambrell & Russell, LLP, Atlanta, Georgia, will pass upon certain matters relating to this offering for the underwriters.

EXPERTS

The consolidated financial statements and schedule of Hibbett Sporting Goods, Inc. and subsidiaries as of February 1, 2003 and February 2, 2002, and for each of the years in the two-year period ended February 1, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audited consolidated financial statements incorporated by reference in this prospectus supplement as of and for the fiscal year ended February 3, 2001 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of that firm as experts in giving such reports. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen to our naming it in this prospectus supplement as having certified these financial statements as of and for the fiscal year ended February 3, 2001, as required by Section 7 of the Securities Act. Accordingly, Arthur Andersen may not be liable under Section 11 of the Securities Act for false or misleading statements or omissions contained or incorporated by reference in the prospectus supplement, including the financial statements, and any claims under Section 11 against Arthur Andersen related to any such false or misleading statements may be entirely unavailable or substantially limited.

INCORPORATION OF DOCUMENTS BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you directly to those documents. The information included elsewhere in this prospectus supplement and the accompanying prospectus is considered to be part of this prospectus supplement. In addition, information we file with the Commission in the future will automatically update and supersede information contained in this prospectus supplement and the accompanying prospectus. We incorporate by reference our annual report on Form 10-K for the fiscal year ended February 1, 2003 filed with the Commission on April 25, 2003.

We will provide free copies of any of these documents if you write or telephone us at 451 Industrial Lane, Birmingham, Alabama 35211, (205) 942-4292.

PROSPECTUS

1,960,081 SHARES

Hibbett Sporting Goods, Inc.

Common Stock

All of the shares of our common stock are being sold by the selling stockholders named in this prospectus. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

Our common stock is quoted on the Nasdaq National Market under the symbol “HIBB.” The last reported sale price of our common stock on the Nasdaq National Market on August 22, 2002 was $22.42 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is September 6, 2002

Notice Regarding Arthur Andersen LLP	ii
Hibbett Sporting Goods, Inc.	1
Risk Factors	2
Forward-Looking Statements	7
Market For Our Common Stock	8
Use of Proceeds	8
Selected Summary Consolidated Financial and Operating Data	9
Business	10
Selling Stockholders	18
Plan of Distribution	19
Legal Matters	21
Experts	21
Where You Can Find More Information	21
Incorporation of Documents by Reference	22

i

NOTICE REGARDING ARTHUR ANDERSEN LLP

Section 11(a) of the Securities Act provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement or as having prepared or certified any report or valuation which is used in connection with the registration statement with respect to the statement in such registration statement, report or valuation which purports to have been prepared or certified by the accountant. Arthur Andersen LLP was our principal independent accountant until their dismissal on May 9, 2002. Prior to the date of this prospectus, the Arthur Andersen partners who reviewed our most recent audited financial statements resigned from Arthur Andersen. As a result, after reasonable efforts, we have been unable to obtain Arthur Andersen’s written consent to the inclusion in this registration statement of its audit reports originally issued on March 13, 2002 with respect to our financial statements. Under these circumstances, Rule 437a under the Securities Act permits us to file this registration statement without the written consent of Arthur Andersen. Accordingly, Arthur Andersen will not be liable to you under Section 11(a) of the Securities Act because it has not consented to being named as an expert in the registration statement.

ii

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

HIBBETT SPORTING GOODS, INC.

We are a rapidly-growing operator of athletic sporting goods stores and we believe that we are the largest sporting goods retailer focused on small to mid-sized markets. Our stores offer a full line of quality athletic equipment, footwear and apparel at competitive prices with superior customer service. We believe that our stores are among the primary retail distribution avenues for brand name vendors that seek to penetrate our target markets.

As of August 3, 2002, we operated 347 stores in 20 contiguous states in the southeast, mid-Atlantic, and midwest. Our Hibbett Sports stores average approximately 5,000 square feet and are located in strip shopping centers which are generally the center of commerce within the area and which are generally anchored by a Wal-Mart store, or in enclosed malls. Although competitors in some markets may carry limited assortments of similar product lines and national brands, we believe that we compete effectively due to our extensive selection of traditional team and individual sports merchandise and our high level of customer service. In addition to our 327 Hibbett Sports stores, we operated 16 Sports Additions stores and four Hibbett Superstores as of August 3, 2002.

Since the beginning of fiscal year 1997 through the first quarter ended August 3, 2002, we have expanded from 67 stores to 347 stores. From fiscal year 1997 through fiscal year 2002, net sales and diluted earnings per share have grown at compound annual growth rates of 22.8% and 23.1%, respectively. We have demonstrated positive comparable store sales increases every fiscal year since fiscal year 1997 and reported a comparable store sales increase of 2.7% for the 52-week period ended February 2, 2002 as compared to the same period in the prior fiscal year and 4.1% for the second quarter ended August 3, 2002 as compared to the quarter ended August 4, 2001.

We plan to open approximately 50 to 55 new Hibbett Sports stores, net of store closings, in fiscal year 2003 and have opened nineteen of these stores and have closed one store through August 3, 2002. We have identified approximately 500 potential markets for future Hibbett Sports stores within the states in which we operate and in certain contiguous states. Our clustered expansion program, which calls for opening new stores within a two-hour driving distance of an existing Hibbett location, allows us to take advantage of efficiencies in distribution, marketing and regional management. During the last half of fiscal year 2000, we expanded our distribution center to accommodate our recent growth and continued expansion. The facility can support up to 550 stores without additional expansion.

We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 451 Industrial Lane, Birmingham, Alabama 35211 and our telephone number is (205) 942-4292.

Recent Developments

On January 10, 2002, we announced a 3 for 2 stock split of our shares of common stock. The stock split was effected in the form of a 50% stock dividend which was distributed on February 19, 2002 to stockholders of record on February 1, 2002. All share data included this prospectus has been revised to reflect the effect of such stock split retroactively for all periods presented.

As recommended by our Audit Committee, on May 9, 2002 our Board of Directors (i) dismissed our independent public accountants, Arthur Andersen LLP, and notified Arthur Andersen LLP of such dismissal and (ii) selected KPMG LLP to serve as our independent public accountants for our fiscal year ending February 1, 2003. Please see “Notice Regarding Arthur Andersen LLP,” “Risk Factors – Our principal independent public accountant for the fiscal years ended January 29, 2000 and February 3, 2001, Arthur Andersen LLP, has been found guilty of federal obstruction of justice charges, and you are unlikely to be able to exercise effective remedies against them in any legal action,” “ Risk Factors—You may not be able to seek remedies or recover against Arthur Andersen under the federal securities laws” and “Experts.”

RISK FACTORS

You should carefully consider the following risks, as well as the other information contained in this prospectus, before investing in shares of our common stock. If any of the following risks actually occur, our business could be harmed. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment. You should refer to the other information set forth in this prospectus and our consolidated financial statements and the related notes incorporated herein by reference.

We may be unable to achieve our expansion plans for future growth.

We have grown rapidly primarily through opening new stores, growing from 67 stores at the beginning of fiscal year 1997 to 347 stores at August 3, 2002. We plan to open approximately 50 to 55 new Hibbett Sports stores, net of store closings, in fiscal year 2003 and have opened nineteen of these stores and have closed one store through August 3, 2002. Our continued growth will depend, in large part, upon our ability to open new stores in a timely manner and to operate them profitably. Additionally, successful expansion is subject to various contingencies, many of which are beyond our control. These contingencies include, among others:

•	our ability to identify and secure suitable store sites on a timely basis;

•	our ability to negotiate advantageous lease terms;

•	our ability to complete any necessary construction or refurbishment of these sites; and

•	the successful integration of new stores into existing operations.

As our business grows, we will need to attract and retain additional qualified personnel in a timely manner and develop, train and manage an increasing number of management level sales and other employees. We cannot assure you that we will be able to attract and retain personnel as needed in the future. If we are not able to hire capable store managers and other store level personnel, we will not be able to open new stores as planned and our revenue growth and operating results will suffer.

We cannot give any assurances that we will be able to continue our expansion plans successfully; that we will be able to achieve results similar to those achieved with prior locations; or that we will be able to continue to manage our growth effectively. Our failure to achieve our expansion plans could materially adversely affect our business, financial condition and results of operations. In addition, our operating margins may be impacted in periods in which incremental expenses are incurred as a result of new store openings.

A downturn in the economy may affect consumer purchases of discretionary items, which could reduce our sales.

In general, our sales represent discretionary spending by our customers. Discretionary spending is affected by many factors, including, among others, general business conditions, interest rates, the availability of consumer credit, taxation and consumer confidence in future economic conditions. Our customers’ purchases of discretionary items, including our products, could decline during periods when disposable income is lower or periods of actual or perceived unfavorable economic conditions. If this occurs, our revenues and profitably will decline. In addition, our sales could be adversely affected by a downturn in the economic conditions in the markets in which we operate.

Our inability to identify, and anticipate changes in, consumer demands and preferences and our inability to respond to such consumer demands in a timely manner could reduce our sales.

Our products appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to rapid change. Our success depends on our ability to identify product trends as well as to anticipate and respond to changing merchandise trends and consumer demand in a timely manner. We cannot assure you that we will be able to continue to offer assortments of products that appeal to our customers or that we will satisfy changing consumer demands in the future. Accordingly, if:

•	we are unable to identify and respond to emerging trends;

•	we miscalculate either the market for the merchandise in our stores or our customers’ purchasing habits; or

•	consumer demand dramatically shifts away from athletic footwear and apparel our business, financial condition, and results of operations could be materially adversely affected. In addition, we may be faced with significant excess inventory of some products and missed opportunities for other products, which would decrease our profitability.

If we lose any of our key vendors or any of our key vendors fail to supply us with merchandise, we may not be able to meet the demand of our customers and our sales could decline.

Our business is dependent to a significant degree upon close relationships with vendors and our ability to purchase brand name merchandise at competitive prices. During fiscal year 2002, our largest vendor, Nike, represented approximately 27% of our purchases. The loss of key vendor support could have a material adverse effect on our business, financial condition and results of operations. We cannot guarantee that we will be able to acquire such merchandise at competitive prices or on competitive terms in the future. In this regard, certain merchandise that is in high demand may be allocated by vendors based upon the vendors’ internal criteria which are beyond our control.

In addition, we believe many of our vendors source their products from China and other foreign countries. A vendor could discontinue selling to us products manufactured in foreign countries at any time for reasons that may or may not be in our control, including foreign government regulations, political unrest, war, disruption or delays in shipments, changes in local economic conditions and trade issues. Our sales and profitability could decline if we are unable to promptly replace a vendor who is unwilling or unable to satisfy our requirements with a vendor providing equally appealing products.

Pressure from our competitors may force us to reduce our prices or increase our spending, which would lower our revenue and profitability.

The business in which we are engaged is highly competitive. The marketplace for sporting goods remains highly fragmented as many different retailers compete for market share by utilizing a variety of store formats and merchandising strategies. Hibbett Sports stores compete with national chains that focus on athletic footwear, local sporting goods stores, department and discount stores, traditional shoe stores and mass merchandisers. Many of our competitors have greater financial resources than we do. In addition, many of our competitors employ price discounting policies that, if intensified, may make it difficult for us to reach our sales goals without reducing our prices. As a result of this competition, we may also need to spend more on advertising and promotion than we anticipate. We cannot guarantee that we will continue to be able to compete successfully against existing or future competitors. Expansion into markets served by our competitors, entry of new competitors or expansion of existing competitors into our markets could be detrimental to our business, financial condition and results of operations.

Our operating results are subject to seasonal and quarterly fluctuations, which could cause the market price of our common stock to decline.

We have historically experienced and expect to continue to experience seasonal fluctuations in our net sales, operating income and net income. Our net sales, operating income and net income are typically higher in the fourth quarter due to sales increases during the Christmas season. An economic downturn during this period could adversely affect us to a greater extent than if such downturn occurred at other times of the year.

Our operating results may fluctuate as we open new stores.

We plan to open approximately 50 to 55 new Hibbett Sports stores, net of store closings, in fiscal year 2003 and have opened nineteen of these stores and have closed one store through August 3, 2002. We have identified approximately 500 potential markets for future Hibbett Sports stores within the states in which we operate and in certain contiguous states. Our results of operations may vary significantly as a result of the timing of new store openings, the amount and timing of net sales contributed by new stores, the level of pre-operating expenses associated with new stores, and the relative proportion of new stores to mature stores. Any significant decline in our stock price as a result of these variations could adversely affect our stock price.

We would be materially and adversely affected if our single distribution center were shut down.

We operate a single centralized distribution center in Birmingham, Alabama. We receive and ship substantially all of our merchandise at our distribution center. Any natural disaster or other serious disruption to this facility due to fire, tornado or any other cause would damage a portion of our inventory and could impair both our ability to adequately stock our stores and our sales and profitability. In addition, we could incur significantly higher costs and longer lead times associated with distributing our products to our stores during the time it takes for us to reopen or replace the center.

We depend on key personnel, and if we lose the services of any of our principal executive officers, including Michael J. Newsome, our Chief Executive Officer, we may not be able to run our business effectively and our operating results could suffer.

We have benefited from the leadership and performance of our senior management, especially Michael J. Newsome, our Chief Executive Officer. Mr. Newsome has been instrumental in directing our business strategy within the small to mid-sized markets in the southeast, mid-Atlantic and Midwest and maintaining long term relationships with our key vendors. Our overall success and the success of our expansion strategy will depend on our ability to retain our current management, including Mr. Newsome, and our ability to attract and retain qualified personnel in the future. As we continue to grow, we will continue to hire, appoint or otherwise change senior managers and other key executives. We do not maintain key man life insurance on any of our personnel nor do we have any employment or non-competition agreements with any of our executive officers. The loss of services of Mr. Newsome for any reason could have a material adverse effect on our business, financial condition and results of operations. In addition, the loss of certain of our other principal executive officers could affect our ability to run our business effectively and our ability to successfully expand our operations.

Failure to successfully install and implement our new management information systems could cause interruptions to our business and impair our future growth.

We need quality and scalable management information systems to efficiently operate our stores and to successfully implement our new store growth strategy. Our systems include integrated merchandising, point of sale, warehouse and financial systems.

We have recently replaced many of our key information systems. If we experience problems with our new systems, we may incur significant costs and interruptions to our business, which could adversely affect our operations. We completed installing a new point of sale system from Data Vantage in the summer of 2001. In addition, in January of 2002 we implemented a new warehouse management system from Manhattan Associates. These systems are new and we cannot assure you they will operate acceptably. Failure to smoothly transition to the new software could impair our ability to track key financial indicators and data and control our costs and could otherwise impair our operations.

Provisions in our charter documents and Delaware law might deter acquisition bids for us.

Certain provisions of our certificate of incorporation and bylaws may be deemed to have anti-takeover effects and may discourage, delay or prevent a takeover attempt that a stockholder might consider in its best interest. These provisions, among other things:

•	classify our board of directors into three classes, each of which will serve for different three year periods;

•	provide that a director may be removed by stockholders only for cause by a vote of the holders of not less than two-thirds of our shares entitled to vote;

•
provide that all vacancies on our board of directors, including any vacancies resulting from an increase in the number of directors, may be filled by a majority of the remaining directors, even if the number is less than a quorum;

•
provide that special meetings of the stockholders may only be called by the chairman of the board of directors, a majority of the board of directors or upon the demand of the holders of a majority of the shares entitled to vote at any such special meeting; and

•
require a vote of the holders of not less than two-thirds of the shares entitled to vote in order to amend the foregoing provisions and certain other provisions of our certificate of incorporation and bylaws.

In addition, our board of directors, without further action of the stockholders, is permitted to issue and fix the terms of preferred stock which may have rights senior to those of common stock. We are also subject to the Delaware business combination statute, which may render a change in control of us more difficult.

Shares eligible for sale could adversely affect our stock price.

We cannot predict the effect, if any, that future sales of common stock, or the availability of shares for future sales, will have on the market price of the common stock prevailing from time to time. As of August 3, 2002 we had 10,053,831 shares of our common stock outstanding. Pursuant to this registration statement, the selling stockholders may sell up to an aggregate of 1,961,081 shares from time to time. In addition, 114,634 shares held by our senior management may be sold pursuant to Rule 144 of the Securities Act, subject to the limitations set forth thereunder. In addition, we have granted 585,815 options to purchase our common stock pursuant to our stock option plans and we have reserved an additional 427,769 shares of common stock for issuance upon the exercise of options granted pursuant to our stock option plans. Sales of substantial amounts of our common stock, including the sale of the shares being offered by this prospectus, or the perception that such sales could occur, might adversely affect the value of our common stock. These factors could also make it more difficult for us to raise funds through future offerings of our common stock.

Our common stock is held by a limited number of record holders which may limit your ability to resell our common stock.

As of August 3, 2002, there were 35 record holders of our common stock. Due to the small number of record holders, the trading volume of our common stock may fluctuate. If the number of record holders of our common stock decreases or if the trading volume of our common stock is not large enough, an active trading market for our common stock may be limited or may not exist at all. If our trading market is limited or no active trading market exists, you may not be able to resell your common stock at their fair market value or at all. In addition, any decrease in the number of record holders or trading volume of our common stock may cause the price of our common stock to decline.

Our principal independent public accountant for the fiscal years ended January 29, 2000 and February 3, 2001, Arthur Andersen LLP, has been found guilty of federal obstruction of justice charges, and you are unlikely to be able to exercise effective remedies against them in any legal action.

On June 15, 2002, a jury in Houston, Texas found Arthur Andersen LLP, our independent public accountant for the fiscal years ended January 29, 2000 and February 3, 2001, guilty of federal obstruction of justice charges arising from the federal government’s investigation of Enron Corp.

In light of the jury verdict and the underlying events, Arthur Andersen has informed the SEC that it will cease practicing before the SEC by August 31, 2002, unless the SEC determines another date is appropriate. A substantial number of Arthur Andersen’s personnel have already left the firm, including the individuals responsible for auditing our audited financial statements for the fiscal years ended January 29, 2000 and February 3, 2001 included in this prospectus, and substantially all remaining personnel are expected to leave Arthur Andersen in the near future. The ability of the firm to continue to survive, avoid a bankruptcy filing and satisfy any judgments obtained against them is in doubt. Because it is unlikely that Arthur Andersen will survive, you are unlikely to be able to exercise effective remedies or collect judgments against them.

Moreover, as a public company, we are required to file with the SEC financial statements audited or reviewed by an independent public accountant. On June 15, 2002 the SEC issued a statement that it will continue to accept financial statements audited by Arthur Andersen on an interim basis if Arthur Andersen is able to make certain representations to its clients concerning audit quality controls. Arthur Andersen has made such representations to us. However, for the reasons noted above, Arthur Andersen will not be able to make these representations in the future or to provide other information or documents that would customarily be received by us in connection with this offering, including consents and “comfort letters.” In addition, Arthur Andersen will not be able to perform procedures to assure the continued accuracy of its report on our audited financial statements included in this prospectus for the fiscal years ended January 29, 2000 and February 3, 2001. Arthur Andersen will not be able to provide such information and documents and perform such procedures in future financings and other transactions. As a result, we may encounter delays, additional expense and other difficulties in this offering, future financings or other transactions.

As recommended by our Audit Committee, on May 9, 2002 our Board of Directors (i) dismissed our independent public accountants, Arthur Andersen, and notified Arthur Andersen of such dismissal and (ii) selected KPMG LLP to serve as our independent public accountants for our fiscal year ending February 1, 2003. Please see “Notice Regarding Arthur Andersen LLP,” “Risk Factors – Our principal independent public accountant for the fiscal years ended January 29, 2000 and February 3, 2001, Arthur Andersen LLP, has been found guilty of federal obstruction of justice charges, and you are unlikely to be able to exercise effective remedies against them in any legal action,” “Risk Factors—You may not be able to seek remedies or recover against Arthur Andersen under the federal securities laws” and “Experts.”

You may not be able to seek remedies or recover against Arthur Andersen under the federal securities laws.

In reliance on Rule 437a under the Securities Act, we have not filed a written consent of Arthur Andersen with respect to the inclusion in this prospectus of their reports regarding the audited financial statements for the fiscal years ended January 29, 2000 and February 3, 2001. Because Arthur Andersen has not provided a written consent to the inclusion of its reports in this prospectus, you will not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein. Furthermore, relief in connection with claims that may be available to stockholders under the federal securities laws against auditing firms may not be available to stockholders as a practical matter against Arthur Andersen should it cease to operate or become financially impaired.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others:

•	our ability to execute our expansion plans;

•	a shift in the demand for our merchandise;

•	our ability to obtain brand name merchandise at competitive prices;

•	the effect of regional or national economic conditions;

•	the effect of competitive pressures from other retailers;

•	the ability to attract and retain qualified personnel; and

•	other factors referenced in this prospectus, including those set forth under the caption “Risk Factors.”

In addition, these forward-looking statements necessarily depend upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included in this prospectus do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “anticipates,” “intends,” or the negative of any of these terms, or comparable terminology, or by discussions of strategy or intentions. Given these uncertainties, we caution investors not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any of these factors or to publicly announce the results of any revisions to any of the forward-looking statements contained in this prospectus to reflect future events or developments.

MARKET FOR OUR COMMON STOCK

Our common stock is traded on the NASDAQ National Market (NASDAQ) under the symbol HIBB. The following table sets forth, for the periods indicated the high and low closing sales prices of shares of the common stock as reported by NASDAQ.

	High	Low
Fiscal 2001:
First Quarter (January 30 to April 29)	$16.17	$9.08
Second Quarter (April 30 to July 29)	$17.00	$12.92
Third Quarter (July 30 to October 28)	$18.25	$14.50
Fourth Quarter (October 29 to February 3)	$24.54	$15.83
Fiscal 2002:
First Quarter (February 4 to May 5)	$23.59	$15.42
Second Quarter (May 6 to August 4)	$28.00	$13.80
Third Quarter (August 5 to November 3)	$20.48	$14.45
Fourth Quarter (November 4 to February 2)	$23.40	$16.13
Fiscal 2003:
First Quarter (February 3 to May 4, 2002)	$27.50	$20.75
Second Quarter (May 5, 2002 to August 3, 2002)	$28.50	$17.47
Third Quarter (August 4, 2002 through August 22, 2002)	$22.42	$17.55

On August 22, 2002, the last reported sale price for our common stock as quoted by NASDAQ was $22.42 per share.

The market price of our common stock could be subject to significant fluctuations in response to many factors, including:

•	our operating results failing to meet the expectations of securities analysts or investors in any quarter;

•	downward revisions in securities’ analysts estimates;

•	material announcements by us or our competitors;

•	sales of a substantial number of shares of our common stock, including sales of the common stock being offered by this prospectus;

•	the limited number of record holders of our common stock; or

•	adverse changes in general market conditions or economic trends.

As a result of fluctuations in the price of our common stock you may be unable to sell your shares at or above the price you paid for them. If our stock price declines significantly the liquidity of our common stock may be reduced and you may be unable to sell your shares at all.

In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations and other factors may adversely affect the market price of our common stock. In addition, the absence or discontinuance of the listing of our common stock on the Nasdaq National Market could adversely affect the liquidity and price of our common stock.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders.

SELECTED SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

We derived the selected summary consolidated financial and operating data as of and for the fiscal years ended January 31, 1998, January 30, 1999, January 29, 2000, February 3, 2001 and February 2, 2002 from our audited financial statements and the notes to those statements, which have been incorporated in this prospectus by reference. The selected summary consolidated financial and operating data as of and for the thirteen weeks ended May 5, 2001 and May 4, 2002 have been derived from our unaudited condensed consolidated financial statements and the notes to those statements, which have been incorporated in this prospectus. In the opinion of management, our unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for such periods and as of such dates. The results for the thirteen weeks ended May 4, 2002 are not necessarily indicative of the results to be expected for the full fiscal year. You should read the following table in conjunction with our consolidated financial statements and the related notes incorporated herein by reference.

	Fiscal Year Ended					Thirteen Weeks Ended
	January 31, 1998	January 30, 1999	January 29, 2000	February 3, 2001	February 2, 2002	May 5, 2001	May 4, 2002
	(52 weeks)	(52 weeks)	(52 weeks)	(53 weeks)	(52 weeks)	(unaudited)
	(In thousands, except share, per share and selected operating data)
Statement Of Operations Data:
Net sales	$113,563	$143,350	$174,312	$209,626	$241,130	$60,345	$70,790
Gross profit	34,849	42,941	52,350	63,826	73,728	18,464	21,998
Operating income	9,616	11,165	14,446	18,235	18,964	5,645	6,705
Interest expense (income), net	8	141	422	830	625	152	64
Income before provision for income taxes	9,608	11,024	14,024	17,405	18,339	5,493	6,641
Net income	$5,933	$6,790	$8,660	$10,812	$11,553	$3,419	$4,217
Earnings per common share:(1)
Basic:	$0.64	$0.71	$0.90	$1.11	$1.17	$0.35	$0.42
Diluted:	$0.62	$0.69	$0.88	$1.09	$1.15	$0.34	$0.41
Weighted average shares outstanding:(1)
Basic:	9,341,123	9,605,883	9,641,618	9,699,419	9,875,182	9,822,342	9,964,309
Diluted:	9,544,133	9,835,910	9,794,971	9,939,577	10,079,040	10,048,299	10,210,554

Selected Operating Data:
Number of new Hibbett Sports stores opened during period	30	51	51	58	53	7	9
Number of Hibbett Sports stores closed during period(2)	1	2	1	3	5	1	0
Number of Hibbett Sports stores open at end of period(3)	107	156	206	261	309	267	318
Comparable store sales increase(4)	6.4%	2.7%	2.8%	2.0%	2.7%	3.5%	3.9%
Operating profit margin	8.5%	7.9%	8.3%	8.7%	7.9%	9.4%	9.5%

Balance Sheet Data:
Working capital	$25,649	$29,127	$37,831	$51,684	$56,334	$50,698	$62,996
Total assets	53,366	68,552	83,278	101,252	115,315	111,120	121,987
Total debt	—	—	4,391	9,748	3,903	4,614	4,127
Stockholders’ investment	38,155	45,260	54,201	66,665	80,063	70,953	86,127

(1)	All share and per share data reflect the 3 for 2 stock split effected on February 19, 2002.
(2)	During fiscal year 1999 we temporarily closed one store, which we reopened in the first quarter of fiscal year 2000.
(3)	Does not include Hibbett Superstores and Sports Additions stores.
(4)	Comparable store net sales data for a period reflects stores open throughout that period and the corresponding period of the prior fiscal year. For the periods indicated, comparable store net sales include only Hibbett Sports and Sports Additions stores.

BUSINESS

General

We are a rapidly-growing operator of athletic sporting goods stores and we believe that we are the largest sporting goods retailer focused on small to mid-sized markets. Our stores offer a full line of quality athletic equipment, footwear and apparel at competitive prices with superior customer service. We believe that our stores are among the primary retail distribution avenues for brand name vendors that seek to penetrate our target markets.

As of August 3, 2002, we operated 347 stores in 20 contiguous states in the southeast, mid-Atlantic, and midwest. Our Hibbett Sports stores average approximately 5,000 square feet and are located in strip shopping centers which are generally the center of commerce within the area and which are generally anchored by a Wal-Mart store or in enclosed malls. Although competitors in some markets may carry limited assortments of similar product lines and national brands, we believe that we compete effectively due to our extensive selection of traditional team and individual sports merchandise and our high level of customer service. In addition to our 327 Hibbett Sports stores, we operated 16 Sports Additions stores and four Hibbett Superstores as of August 3, 2002.

Since the beginning of fiscal year 1997 through the first quarter ended August 3, 2002, we have expanded from 67 stores to 347 stores. From fiscal year 1997 through fiscal year 2002 net sales and diluted earnings per share have grown at compound annual growth rates of 22.8% and 23.1%, respectively. We have demonstrated positive comparable store sales increases every fiscal year since fiscal year 1997 and reported a comparable store sales increase of 2.7% for the 52-week period ended February 2, 2002 as compared to the same period in the prior fiscal year and 4.1% for the second quarter ended August 3, 2002 as compared to the quarter ended August 4, 2001.

Recent Developments

On January 10, 2002, we announced a 3 for 2 stock split of our shares of common stock. The stock split was effected in the form of a 50% stock dividend which was distributed on February 19, 2002 to stockholders of record on February 1, 2002.

As recommended by our Audit Committee, on May 9, 2002 our Board of Directors (i) dismissed our independent public accountants, Arthur Andersen, and notified Arthur Andersen of such dismissal and (ii) selected KPMG LLP to serve as our independent public accountants for our fiscal year ending February 1, 2003. Please see “Notice Regarding Arthur Andersen LLP,” “Risk Factors – Our principal independent public accountant for the fiscal years ended January 29, 2000 and February 3, 2001, Arthur Andersen LLP, has been found guilty of federal obstruction of justice charges, and you are unlikely to be able to exercise effective remedies against them in any legal action,” “Risk Factors—You may not be able to seek remedies or recover against Arthur Andersen under the federal securities laws” and “Experts.”

Business Strategies

Build on our Leading Position in Small to Mid-Sized Markets.    We target markets with county populations that range from 30,000 to 250,000. By targeting these smaller markets and opening our stores in high traffic locations within each market, we believe that we achieve significant strategic advantages, including numerous expansion opportunities, comparatively low operating costs and a more limited competitive environment than generally faced in larger markets. We believe that our presence also serves an important need for our customers, vendors and landlords in these markets, where we are often the only full-line, full-service athletic sporting goods retailer.

Carry a Full-Line of Athletic Merchandise.    We carry a full-line of athletic equipment, footwear and apparel. By providing a wide selection of national and specialty brands at mid to high price points and technically advanced products that are often only available at specialty retailers, we believe that we compare favorably with local competitors and mass merchandisers that have a more limited brand selection. We tailor our merchandise offering to local market tastes on a store by store basis, and we sell a variety of team merchandise and equipment that is designed to meet the needs of customers in our targeted markets.

Leverage Our Increasing Scale.    We believe that through our ongoing store growth and increased purchases we continue to grow in importance to our vendors. We believe our vendors utilize our stores as the primary distribution avenue to reach less accessible customers in small and mid-sized markets. We believe that our growing sales base enhances our ability to obtain more favorable terms and greater allocations of highly sought after product. Since May 2001 we have been receiving direct shipments of containers to our distribution center from our largest vendor, which allows us to obtain new merchandise for our stores more quickly and at a lower cost.

Maintain a Low Cost Operating Strategy.    Our strategy is to cluster stores in existing contiguous markets within a two-hour driving distance of one another, thus enabling us to achieve significant cost benefits, including reduced distribution costs and increased economies of scale from marketing activities. We also benefit from the lower labor and occupancy costs generally associated with small to mid-sized markets. We believe our operating income margins, which were 7.9% in fiscal year 2002, are among the highest of public reporting sporting goods retailers that offer a full line of athletic equipment, footwear and apparel.

Continuous Investment In Our Infrastructure.    We seek to continually improve our infrastructure and management information systems. In fiscal 2000, we expanded our distribution center in Birmingham, Alabama by approximately 90,000 square feet to a total of 220,000 square feet, giving us the capacity to service up to 550 stores. We have also made investments in increased automation and expanded cross docking capabilities at this center. In the summer of 2001, we completed installing a new point-of-sale system from Data Vantage at our stores, which gives us enhanced daily information for our merchandising and planning systems. In addition, in January of 2002 we implemented a new warehouse management system from Manhattan Associates.

Strong Focus on Employees.    We strive to hire and maintain an enthusiastic sales force with an avid interest in sports. Our extensive training program focuses on product knowledge and selling skills and is conducted through the use of in-store clinics, videos, self-study courses, and interactive group discussions. Our executive management team has extensive experience both with us and in the industry, with the 18 most senior executives having an average of over 10 years tenure with us and an average of over 20 years in the industry.

Expansion Strategy

We plan to open approximately 50 to 55 new Hibbett Sports stores, net of store closings, in fiscal year 2003 and have opened nineteen of these stores and have closed one store through August 3, 2002. We have identified approximately 500 potential markets for future Hibbett Sports stores within the states in which we operate and in certain contiguous states. Our clustered expansion program, which calls for opening new stores within a two-hour driving distance of an existing Hibbett location, allows us to take advantage of efficiencies in distribution, marketing and regional management. During the last half of fiscal year 2000, we expanded our distribution center to accommodate our recent growth and continued expansion. The facility can support up to 550 stores without additional expansion.

Store Locations

We operate 347 stores in 20 contiguous states. Of these stores, 128 are located in malls, and 219 are located in strip shopping centers which are generally the center of commerce within the area and which are generally anchored by a Wal-Mart store. The following table shows the locations in which we operated stores as of August 3, 2002:

STORE LOCATIONS

ALABAMA –50
Adamsville
Athens
Auburn
Bay Minette
Bessemer
Brewton
Birmingham (2)
Calera
Clanton
Cullman
Daphne
Decatur
Dothan
Enterprise
Eufaula
Fairfield (2)
Florence (3)
Ft. Payne
Gadsen
Gardendale
Guntersville
Hartselle
Hoover
Huntsville (2)
Jasper
Leeds
Madison
Montgomery (2)
Muscle Shoals
Northport
Oneonta
Oxford
Pelham
Phenix City
Prattville
Scottsboro
Selma
Talladega
Tillmans Corner
Troy
Trussville
Tuscaloosa (3)
ARKANSAS –19
Arkadelphia
Batesville
Benton
Blytheville
Cabot
Conway (2)
El Dorado
Forrest City
Harrison
Hot Springs
Jonesboro
Magnolia
Paragould
Pine Bluff
Rogers
Russellville
Searcy
Van Buren

FLORIDA –14
Chiefland
Destin
Ft. Walton Beach Gainsville
Gulf Breeze
Lake City
Lake Wales
Leesburg
Live Oak
Okeechobee
Palatka
Panama City
Santa Rosa
Sebring
GEORGIA –45
Albany
Americus
Athens (2)
Bainbridge
Brunswick
Canton
Carrollton
Cedartown
Centerville
Columbus (3)
Cordele
Cornelia
Covington
Dalton
Douglasville
Ft. Oglethorpe
Gainesville
Hiram
Hinesville
Jesup
LaGrange
Macon
McDonough
Milledgeville (2)
Moultrie
Newman
Rome
Snellville
St. Mary’s
Statesboro (2)
Thomaston
Thomasville
Tifton
Toccoa
Valdosta (3)
Vidalia
Villa Rica
Waycross
ILLINOIS –8
Carbondale
Centralia
Charleston
Danville
Galesburg
Harrisburg
Mt. Vernon
Quincy

INDIANA –10
Bedford
Columbus
Corydon
Crawfordsville
Greencastle Greensburg
Jasper
Madison
Princeton
Seymour
IOWA –1
West Burlington
KANSAS –6
Coffeyville
Dodge City
Emporia
Hays
Manhattan
Pittsburg
KENTUCKY –23
Ashland
Bowling Green
Campbellsville
Corbin
Danville
Elizabethtown (2)
Frankfort
Georgetown
Glasgow
Hazard
Henderson
Hopkinsville
Madisonville
Mayfield
Morehead
Murray
Owensboro
Paducah
Richmond
Somerset
South Williamson
Winchester
LOUISIANA –10
Bastrop
Crowley
DeRidder
Hammond
Monroe
Natchitoches
New Iberia
Ruston
Thibodaux
Winnsboro
MISSOURI –11
Hannibal
Jefferson City
Kennett
Kirksville
Moberly
Poplar Bluff
Rolla
Sedalia

Siketon
St. Roberts
Warrensburg
MISSISSIPPI –28
Batesville
Clarksdale
Clinton
Columbia
Columbus (2)
Corinth
Flowood
Greenville
Grenada
Hattiesburg
Jackson
Laurel
Magee
McComb
Meridian
Natchez
New Albany
Ocean Springs
Oxford
Pascagoula
Pearl
Richland
Senatobia
Southaven
Starksville
Tupelo
Vicksburg
NORTH CAROLINA –32
Albemarle
Asheboro
Boone
Clinton
Dunn
Elizabeth City
Elkin
Forest City
Greenville
Hendersonville (2)
Kinston
Lexington
Lincolnton
Lumberton
Monroe (2)
Morehead City
Morganton
New Bern
Reidsville
Roanoke Rapids
Rockingham
Salisbury
Sanford
Shelby (2)
Southern Pines
Statesville
Washington
Whiteville
Wilson
OHIO –3
Heath

Mt. Vernon
New Boston
OKLAHOMA –15
Ada
Altus
Ardmore
Bartlesville
Chickasha
Duncan
Enid
McAlester
Muskogee
Okmulgee
Owassa
Ponca City
Stillwater
Woodward
Yukon
SOUTH CAROLINA –20
Aiken
Anderson
Camden
Chester
Columbia
Greenville
Greenwood
Hartsville
James Island
Lancaster
Laurens
Lexington
Marion
Murrells Inlet
Myrtle Beach
Newberry
Orangeburg
Rock Hill
Seneca
York
TENNESSEE –30
Athens
Chattanooga
Cleveland
Columbia
Cookeville (2)
Crossville
Dickson
Dyersburg (2)
Fayetteville
Greeneville
Jackson (3)
Kimball
Kingsport
Lebanon
Martin
Maryville
McMinnville
Morristown
Murfreesboro
Nashville
Paris
Ripley
Springfield

Tullahoma
Union City
Winchester
TEXAS –9
Athens
Cleburne
Early
Greenville
Longview
Lufkin
Palestine
Paris
West Orange
VIRGINIA –11
Bristol
Christiansburg
Covington
Franklin
Galax
Martinsville
Norton
Petersburg
South Boston
Staunton
Wytheville
WEST VIRGINIA –2
Beckley
Morgantown

Site Selection.    We select locations for future stores in counties with populations that range from 30,000 to 250,000. Within these counties, we target high traffic locations, either in a strip shopping center which is generally the center of commerce within the area and which is generally anchored by a Wal-Mart store or in an enclosed mall where we seek, and often obtain, an exclusive lease that precludes other athletic sporting goods or athletic footwear stores from opening in the same facility, if they are not already present. A majority of our enclosed mall leases contain such an exclusive lease provision. In addition, almost all of our leases contain a “kick-out” option, which enables us to terminate the lease (usually without penalty) if the location fails to achieve certain levels of performance. New store sites are generally within a two hour driving distance from an existing store, though we aim to space stores far enough apart as to avoid placing them in direct competition with one another. After these criteria are satisfied, we base our final decision to open a store on the availability of the site, the attractiveness of a particular site’s economic profile and local market conditions.

Store Concepts

Hibbett Sports

Our primary retail format is Hibbett Sports, which average approximately 5,000 square feet per store and are located in enclosed malls and in strip shopping centers which are generally the center of commerce within the area and which are generally anchored by a Wal-Mart store. Hibbett Sports stores offer a full-line of quality, brand name merchandise with an emphasis on team and individual sports. In addition, we strive to localize our merchandise to appeal to a wide range of customers within each market. In our Hibbett Sports stores, we use decorative sports design and signage to create an exciting in-store sports atmosphere to channel customers into our stores.

Sports Additions and Hibbett Superstores

Our 16 Sports Additions stores are small, mall-based stores, averaging 1,500 square feet with approximately 90% of merchandise consisting of athletic footwear and the remainder consisting of caps and a limited assortment of apparel. Sports Additions stores offer a broader assortment of athletic footwear, with a greater emphasis on fashion than the athletic footwear assortment offered by Hibbett Sports stores. Our four Hibbett Superstores average 25,000 square feet and are designed to project the same exciting and entertaining in-store sports atmosphere as Hibbett Sports stores but on a larger scale. We currently do not plan to open any new Sports Additions stores or Hibbett Superstores.

Merchandising

Merchandising Strategy.    Our merchandising strategy is to provide a broad assortment of quality athletic equipment, footwear and apparel at competitive prices in a full service environment. Our stores offer a broad selection of brand name merchandise with an emphasis on team and individual sports. This merchandise mix is complemented by a selection of localized apparel and accessories designed to appeal to a wide range of customers within each market. We also operate on the basis of everyday fair pricing. Unlike many of our competitors, who periodically reduce retail prices as part of special sales promotions, our policy is to only markdown the price of specific goods that have experienced slow sales. We further differentiate ourselves from mass merchandisers who sell limited assortments of similar product lines by offering higher quality products at mid to high price points, as well as technically advanced products that are often available only at specialty retailers. For example, we offer baseball and softball bats ranging in price from $18.00 to $300.00 and baseball and softball gloves ranging in price from $18.00 to $210.00.

Brand Name Merchandise.    Our stores emphasize quality brand name merchandise. We believe that the breadth and depth of our brand name merchandise selection generally exceeds the merchandise selection carried by local independent competitors. Many of these branded products are highly technical and require considerable sales assistance. We coordinate with our vendors to educate the sales staff at the store level on new products and trends.

The following list represents the leading brand names offered by us:

Equipment	Footwear	Apparel
Easton	Adidas	Adidas
Everlast	Converse	Campus Designs
Fitness Quest	K-Swiss	Champion
Harbinger	New Balance	Fossil
Louisville Slugger	Nike	Gear for Sport
Mizuno	Reebok	Majestic
Rawlings	Timberland	New Era
Spalding		Nike
TKO		Oakley
USA		Reebok
Wilson		Russell
Worth Sports		Under Armour

Regional Merchandise.    Although the core merchandise assortment tends to be similar for each Hibbett Sports store, important local or regional differences frequently exist. Accordingly, our stores regularly offer products that reflect preferences for particular sporting activities in each community and local interest in college and professional sports teams. Our knowledge of these interests, combined with access to leading vendors, enables Hibbett Sports stores to react quickly to emerging trends or special events, such as college or professional championships.

Purchasing.    Our merchandise staff analyzes current sporting goods trends by maintaining close relationships with vendors, monitoring sales at competing stores, utilization of information systems, communicating with customers, store managers and personnel and reviewing industry trade publications. The merchandise staff works closely with store personnel to meet the requirements of individual stores for appropriate merchandise in sufficient quantities.

Vendor Relationships

The athletic sporting goods retail business is very brand name driven. Accordingly, we maintain relationships with a number of well known sporting goods vendors to satisfy customer demand. We believe that our stores are among the primary retail distribution avenues for brand name vendors that seek to reach customers in our target markets. As a result, we are able to attract considerable vendor interest and establish long-term partnerships with vendors. As our vendors expand their product lines and grow in popularity, we expand sales and promotions of these products within our stores. In addition, as we continue to increase our store base and enter new markets, our vendors have been able to increase their brand presence within our markets. We believe that our growing sales base enhances our ability to obtain more favorable terms and greater allocations of highly sought after product. We also work with our vendors to establish cooperative marketing programs including, among other things, the distribution of advertising circulars and catalogues and direct mail programs. Our management believes that we maintain excellent working relationships with our vendors. During fiscal year 2002, our largest vendor, Nike, represented approximately 27% of our total purchases.

Advertising and Promotion

We target special advertising opportunities in our markets to increase the effectiveness of our advertising budget. In particular, we prefer advertising in local media as a way to further differentiate us from national chain competitors. Substantially all of our advertising and promotional spending is centrally directed, with some funds allocated to district managers on an as-requested basis. Print advertising, including newspaper inserts and direct mail to customers, serves as the foundation of our promotional program and accounted for the majority of our total advertising costs in fiscal year 2002. Other advertising means, such as outdoor billboards and signage on our Hibbett trucks, are used to reinforce our name recognition in the community. We also use cooperative marketing programs with our vendors to reach our customers, which allows us to further reduce our advertising costs.

Customer Satisfaction

Customer Service.    Commitment to customer satisfaction and service is an integral part of our operating strategy. We emphasize customer service in order to build loyalty and generate repeat business. We strive to hire enthusiastic sales personnel with an avid interest in sports and provide them with extensive training to create a sales staff with strong product knowledge, dedicated to customer service. We also offer services such as special order programs, monogramming, sewing and screening services and large order processing for local groups in an effort to further maximize customer satisfaction.

Training.    We provide continuing sales and technical/product training for our sales personnel. A key part of the training process is our testing program. All store personnel are required to take a written test and perform role playing exercises before moving on to a higher sales position and ultimately advancing within the organization. We utilize a number of training tools to develop competent salespeople and future managers, including: (i) a two-part salesperson training program designed to teach new hires and seasoned employees how to be effective salespeople; (ii) a continuing product/technical training program taught through in-store clinics, instructional manuals or video presentations designed to educate the sales personnel on technical facets and the use of a particular product; and (iii) store training meetings designed to educate all salespeople at the store level as a group on a particular topic.

Distribution

We maintain a single 220,000 square foot distribution center in Birmingham, Alabama, which services our existing stores. The distribution process is centrally managed from our corporate headquarters, which is located in the same building as the distribution center. To support our continued expansion, we added approximately 90,000 square feet to the facility in fiscal year 2000. We have made investments in increased automation and expanded cross docking capabilities at this center. In addition, in May 2001 we began receiving direct shipments of containers to our distribution center from our largest vendor, which allows us to obtain new merchandise for our stores more quickly and at a lower cost. We believe strong distribution support for our stores is a critical element of our expansion strategy and is central to our ability to maintain a low cost operating structure. As we continue to expand our store base, we intend to open new stores in locations that can be supplied from our existing distribution center.

We receive substantially all of our merchandise at our distribution center. For key products, we maintain backstock at the distribution center that is allocated and distributed to stores through an automatic replenishment program based on items sold during the prior week. Merchandise is typically delivered to stores weekly via company-operated vehicles.

Management Information Systems

We utilize integrated information systems centralized at the corporate level. Our systems are designed to track product movement throughout the store base. Detailed transaction records are accumulated on each store’s Point of Sale (POS) system and polled nightly. This information is communicated to the merchandise buyers, who use our Merchandise Management System (MMS) to order merchandise as needed.

Our MMS, written by Island Pacific (IP) Software, reports purchasing, receiving, shipping, sales and individual SKU level inventory stocking information. Information from our Data Vantage POS system is regularly reviewed and analyzed by the purchasing staff to assist in making merchandise allocation and markdown decisions. We use an automatic reorder system to maintain in-stock positions on key items. This system provides management with the information needed to determine the proper timing and quantity of reorders. Through the IP and Data Vantage Software packages, we are able to accommodate different retail prices for the same item at different stores and as a result price merchandise competitively by market. Our Warehouse Management System, the Pick Management System (PkMS) from Manhattan Associates, along with our Lawson Financial Management System, round out our best of breed approach to systems.

Properties

We currently lease all of our existing 347 store locations and expect that our policy of leasing rather than owning will continue as we expand. Our leases typically provide for terms of five to seven years which may be extended at our option. We believe that this lease strategy enhances our flexibility to pursue various expansion opportunities resulting from changing market conditions and to periodically re-evaluate store locations. Our ability to open new stores is contingent upon locating satisfactory sites, negotiating favorable leases and recruiting and training additional qualified management personnel.

As current leases expire, we believe that we will be able either to obtain lease renewals if desired for present store locations or to obtain leases for equivalent or better locations in the same general area. To date, we have not experienced any significant difficulty in either renewing leases for existing locations or securing leases for suitable locations for new stores.

Our offices and the distribution center are leased under an operating lease expiring in 2014.

Competition

Hibbett Sports format stores compete with national chains that focus on athletic footwear, local sporting goods stores, department and discount stores, traditional shoe stores and mass merchandisers. The marketplace for sporting goods remains highly fragmented, as many different retailers compete for market share by utilizing a variety of store formats and merchandising strategies. In recent years, the growth of large format retailers (such as The Sports Authority, Inc.) has resulted in significant consolidation in large metropolitan markets. However, we believe that the competitive environment for sporting goods remains different in small to mid-sized markets where retail demand does not currently support larger-format stores. In these markets, customers generally shop for sporting goods at either (i) a discount store or department store, (ii) a sporting goods retailer that focuses on a specialty category, such as athletic footwear, or an activity, such as golf or tennis, and that is either an independent local operator or part of a national chain or (iii) a full-line sporting goods retailer that is typically a single-store operation or part of a small chain.

With over 30 years of operating experience in small to mid-sized markets, we believe that we are well-positioned to continue to compete effectively against such other sporting goods retailers. Compared to us, (i) discounters and department stores typically offer more limited sporting goods assortments, fewer high-quality name brands and more limited customer service; (ii) specialty sporting goods retailers typically focus on a specific category, such as athletic footwear, or an activity, such as golf or tennis, and therefore lack the wide range of products offered by us; and (iii) local full-line sporting goods retailers are typically single store operations that lack our systems, vendor relationships and economies of scale.

Employees

As of February 2, 2002, we employed approximately 1,020 full-time and approximately 1,607 part-time employees, none of whom are presently represented by a labor union. The number of part-time employees fluctuates depending on seasonal needs. We consider our relationship with our employees to be good and have not experienced significant interruptions of operations due to labor disagreements.

Legal Proceedings

We are a party to various legal proceedings incidental to our business. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to those proceedings is not presently expected to materially affect our business, financial position or results of operations.

SELLING STOCKHOLDERS

As of August 3, 2002, approximately 19.5% of our common stock was owned by The SK Equity Fund, L.P. and SK Investment Fund, L.P (together, the “Funds”). The Funds made their original investment in us in 1995. The Funds are selling all of the remaining shares of our common stock that they beneficially own to realize the remaining value of their original investment after holding such shares for a long period of time.

The following table sets forth certain information concerning the shares of our common stock held and to be offered under this prospectus from time to time by each of the Funds and assumes the sale of all the shares of our common stock included herein. Because the Funds may sell all, some or none of their shares included in this prospectus, we cannot estimate the number and percentage of shares that the Funds will hold after any particular sale.

Name	Beneficial Ownership Prior to Offering		Beneficial Ownership After Offering
	Shares	Percent	Shares	Percent
The SK Equity Fund, L.P.	1,938,871	19.30%	0	0%
SK Investment Fund, L.P.	21,210	0.20%	0	0%

Total:	1,960,081	19.50%	0	0%

SKM Partners, L.P. is the general partner of each of the Funds. Saunders Karp & Megrue Partners, L.L.C. is the general partner of SKM Partners, L.P., and Messrs. Saunders, Karp and Megrue are the authorized members of Saunders Karp & Megrue Partners, L.L.C.

John F. Megrue and Thomas A. Saunders, III are partners of SKM Partners, L.P. F. Barron Fletcher, III is a partner of SKM Growth Investors, an affiliate of SKM Partners, L.P. Mr. Megrue has been the Chairman of our board of directors, and Messrs. Saunders and Fletcher have been members of our board of directors since 1995.

On November 1, 1995, we entered into an advisory agreement with Saunders Karp & Megrue, L.P. (“SKM”), the general partner of which is SKM Partners L.P., which is also the general partner of each of the Funds. Pursuant to the advisory agreement SKM has agreed to provide certain financial advisory services to us. In consideration for these services, SKM is entitled to receive an annual fee of $200,000, payable quarterly in advance. We also have agreed to indemnify SKM for certain losses arising out of the provision of advisory services and to reimburse certain of SKM’s out-of-pocket expenses. We and SKM have agreed that the advisory agreement will terminate when the Funds sell all of the shares of our common stock that they beneficially own.

PLAN OF DISTRIBUTION

The selling stockholders may offer and sell shares of our common stock being offered by this prospectus from time to time in a number of ways, including:

•	through agents to the public or to one or more purchasers;

•	through dealers to the public or to one or more purchasers;

•	to or through underwriters for resale to the public or to one or more purchasers;

•	directly to one or more purchasers; or

•	through a combination of such methods.

The selling stockholders may offer and sell shares of our common stock being offered by this prospectus from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to the prevailing market prices; or

•	negotiated prices.

The transactions in which selling stockholders may offer and sell shares of our common stock being offered by this prospectus directly to purchasers or through underwriters, dealers or agents at fixed, market or negotiated prices include:

•	sales directly into the trading market for the common stock;

•	block transactions;

•	underwritten offerings; or

•	privately negotiated sales.

Agents

The selling stockholders may designate agents from time to time to solicit purchases of our common stock. The selling stockholders may also sell shares of our common stock to an agent as a principal.

Dealers

If the selling stockholders utilize a dealer in the sale of shares of our common stock being offered by this prospectus, the selling stockholders will sell the shares to the dealer, as principal. The dealer may then resell the shares of our common stock to the public at varying prices to be determined by the dealer at the time of resale.

Underwriters

If shares of common stock are sold in underwritten offerings, the underwriters may acquire the shares for their own account. The underwriter may resell the shares of our common stock in one or more transactions, including negotiated transactions, at a fixed public offering price, which may be changed, at market prices determined at the time of sale, at prices related to such market price or at negotiated prices. The selling stockholders will execute an underwriting agreement with the underwriter at the time of sale, and the obligations of the underwriter to purchase the shares of our common stock will be subject to the conditions set forth in such applicable underwriting agreement. The selling stockholder, or the purchasers of the shares of our common stock for whom the underwriter may act as agent, may compensate the underwriter in the form of underwriting discounts and commissions. The underwriter may sell the shares of our common stock to or through dealers, in a syndicate or otherwise, and the underwriter may compensate those dealers in the form of discounts, concessions or commissions.

Direct Sales

The selling stockholders may also sell the shares of our common stock directly to one or more purchasers without using underwriters, dealers or agents.

To facilitate the offering of the shares of our common stock, persons participating in the offering may engage in transactions that stabilize or maintain the price of the shares. This may include over-allotments of the shares of our common stock, which involve the sale by persons participating in the offering of more shares than the selling stockholders sold to them. In these circumstances, these persons would cover such over-allotments by making purchases in the open market or by exercising any over-allotment option. In addition, these persons may stabilize or maintain the price of the shares of our common stock by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if the shares of our common stock sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the shares of our common stock at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time.

In addition, persons participating in the offering may engage in short sales. Shorts sales involve the sale by these persons of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than such person’s option to purchase additional shares from the selling stockholder in the offering. These persons may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, these persons will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are any sales in excess of such option. These persons must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if these persons are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

Any underwriter who is a qualified market maker on the Nasdaq National Market may engage in passive market making transactions in the shares of our common stock in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the shares. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the shares of our common stock; if all independent bids are lowered below the passive market marker’s bid, however, the passive market maker must either promptly lower its bid or otherwise comply with Rule 103(b)(3) of Regulation M.

We will set forth in a prospectus supplement the terms of the offering of the shares of our common stock, including:

•	the name or names of any agents, dealers or underwriters;

•	the purchase price of the shares of our common stock being offered and the proceeds the selling stockholder and we will receive from the sale;

•	any over-allotment options under which the underwriters may purchase additional shares of our common stock from the selling stockholders;

•	any agency fees or underwriting discounts or other items constituting agents’ or underwriters’ compensation;

•	any public offering price; and

•	any discounts or commissions allowed or reallowed or paid to dealers.

Dealers and agents participating in the distribution of the shares of our common stock may be deemed to be underwriters within the meaning of the Securities Act. Any discounts and commissions received by underwriters, dealers and agents, and any profit realized by them on resale of the shares, may be deemed to be underwriting discounts and commissions. The selling stockholders may agree to indemnify any underwriter, dealer or broker-dealer or agent that participates in transactions involving sales of the shares of our common stock against certain liabilities, including liabilities under the Securities Act.

The underwriters, dealers and agents may engage in other transactions with us, or perform other services for us, in the ordinary course of their business.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins, New York, New York. From time to time Latham & Watkins renders certain legal services to the Funds.

EXPERTS

The consolidated financial statements and schedule of Hibbett Sporting Goods, Inc. and subsidiaries as of February 2, 2002, and for the year then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audited consolidated financial statements incorporated by reference in this prospectus for the fiscal years ended January 29, 2000 and February 3, 2001 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen to our naming it in this prospectus as having certified these financial statements for the fiscal years ended January 29, 2000 and February 3, 2001, as required by Section 7 of the Securities Act. Accordingly, we have included these financial statements in reliance on Rule 437a under the Securities Act. Due to the lack of Arthur Andersen’s written consent to the inclusion of its reports in this prospectus, Arthur Andersen will not have any liability under Section 11 of the Securities Act for false and misleading statements and omissions contained in the prospectus, including the financial statements, and any claims against Arthur Andersen related to any such false and misleading statements will be limited.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Commission a registration statement (of which this prospectus is a part and which term shall encompass any amendments thereto) on Form S-3 pursuant to the Securities Act with respect to the common stock being offered in this offering. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to any such contract, agreement or other document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information about us and the securities offered hereby, reference is made to the registration statement and to the financial statements, schedules and exhibits filed as a part thereof.

We are subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), and, in accordance therewith, file annual and quarterly reports, proxy statements and other information with the Commission. The registration statement, the exhibits and schedules forming a part thereof and other information filed by us with the Commission in accordance with the Exchange Act can be inspected and copies obtained at the Commission’s Public Reference Section, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The public may obtain information regarding the Commission’s public reference facility by calling 1-200-SEC-0330. Our reports, the registration statement and other information filed by us with the Commission are also available at the Commission’s website at http://www.sec.gov. Our common stock is quoted on the Nasdaq National Market. Reports and other information concerning us may be inspected at the National Association of Securities Dealers, Inc. at 1801 K Street, N.W., Washington, D.C. 20006.

INCORPORATION OF DOCUMENTS BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you directly to those documents. The information included elsewhere in this prospectus is considered to be part of this prospectus. In addition, information we file with the Commission in the future will automatically update and supersede information contained in this prospectus and any accompanying prospectus supplement. We incorporate by reference:

•	our annual report on Form 10-K for the year ended February 2, 2002, as amended by our Form 10-K/A and Form 10-K/A(2);

•	our quarterly report on Form 10-Q for the period ended May 4, 2002;

•	the description of our common stock contained in our Registration Statement on Form 8-A filed with the Commission on July 3, 1996, including any amendments or reports filed for the purpose of updating the descriptions;

•	our current report on Form 8-K/A, dated May 9, 2002, filed with the Commission on June 26, 2002 and our current report on Form 8-K, dated August 22, 2002, filed with the Commission on August 22, 2002; and

•	any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we sell all of the securities we are offering.

We will provide free copies of any of these documents if you write us at 451 Industrial Lane, Birmingham, Alabama 35211, or telephone us at (205) 942-4292.

1,860,081 Shares

Common Stock

PRELIMINARY PROSPECTUS SUPPLEMENT

            , 2003

SunTrust Robinson Humphrey

CIBC World Markets